TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

INFORMATION BOOKLET ON CORPORATE RESTRUCTURING

Grupo TMM, S.A.B. (the “Company” or “Grupo TMM”) has 102,182,841 shares fully subscribed and paid, common, nominative, without expression of nominal value, all them representative of the share capital of the Company, registered in the National Registry of Securities and listed on the Bolsa Mexicana de Valores, S.A.B. de C.V. ("BMV") with stock ticker symbol TMM A.

Grupo TMM has established a program of values called American Depositary Receipts  (“ADRs”) referred to by 64,089,980  irredeemable  ordinary participation certificates referring as well to shares of capital stock of the Company, issued by the master trust of neutral investment constituted by Nacional Financiera, S.N.C., in November 1989 and listed in the over the counter (“OTC”) in New York Market with ticker symbol GTMAY.

Brief Summary of the Corporate Restructuring

On August 15th, 2016, the announcement was published in the "Reforma" newspaper with the purpose of holding an extraordinary general meeting of shareholders of Grupo TMM on August 31, 2016, which will be submitted to the shareholders the adoption of a scheme of capitalization of the Company that among other things will require the implementation of a Corporate Restructuring.

 The Corporate Restructuring that is described in this leaflet will be to carry out the Merger of Grupo TMM in its capacity of merged company with Transportación Trasatlántica Mexicana, S.A. ("TTM") in its capacity of merging society (the "Merger"). Derived from the Merger all the assets, shares and rights, as well as liabilities, obligations and responsibilities of any nature and, in general, the entire equity of Grupo TMM will be transfer to the equity of TTM, on the understanding that once merged, TTM will then change its name to Grupo TMM.

In accordance with Articles 223 and 224 of the General Law of Mercantile Companies, the Merger will take effect once the span of three months from the registration of the Merger agreements in the Public Registry of Commerce.

TTM has no liability therefore the Merger will not lead to the assumption of liabilities whatsoever.

The shareholder structure of TTM, currently consists of the following way:

	Series A
Vex Asesores Corporativos S.A.P.I. DE C.V.	9	90.00%
Jose Francisco Serrano Segovia	1	10.00%
Total Shares	10	100.00%

Each current shareholder of Grupo TMM will receive a Series "A" share, ordinary, nominative without expression of nominal value, representative of the fixed part without right to withdrawal of the social capital of TTM, per each 2.0 shares of Grupo TMM of who is the holder. Therefore, the dilutive effect will be of 0.000006%.

Once the Merger has been formalized, the shareholder structure shall be comprised of the following way:

	Current		New
Serrano Segovia Family	37,704,693	36.90%	18,852,351	36.90%
Aleman Family	8,333,333	8.16%	4,166,666	8.16%
Trusts (employees)	959,510	0.94%	479,755	0.94%
Neutral Trust (NaFin)	24,226,046	23.71%	12,113,023	23.71%
Great public investor	30,959,259	30.30%	15,479,629	30.30%
Total shares	102,182,841	100.00%	51,091,424	100.00%

The governing, administrative and in general all the organizational bodies and corporate structure of Grupo TMM will subsist in the merging society TTM, therefore, this situation does not generate any change of relevance.

Prior to the Merger, Grupo TMM has referred to carry out a split in which this society without extinction will bring in block part of its assets, liabilities and equity capital to a Company being divided to be its subsidiary to 100%. This split attends to a Corporate Restructuring whose object is the more efficient management of certain intercompany accounts, without that split affecting Grupo TMM and/or their shareholders, as mentioned, the Company being divided shall be as a subsidiary of Grupo TMM.

In parallel with the above, TTM will issue bonds convertible into shares of TTM up to the amount of $4,600,000,000 (four thousand six hundred million pesos M.N.), same that, once they are converted into shares, in accordance with the conversion periods to be laid down to that effect in the minutes of issue relevant, will be registered in the National Securities Registry and publicly offered through the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) in order to capitalize the Company.

Characteristics of the titles before and after the Corporate Restructuring

The Merger leads to the extinction of Grupo TMM. Holders of the shares of Grupo TMM will receive the shares representing the social capital of TTM (which by that time will be called TMM) that corresponds as a result of the Merger. These actions will be registered in the National Securities Registry.

The documents of a public nature that have been delivered to the CNBV and the BMV are available to the investors in the following Internet pages www.cnbv.gob.mx, www.bmv.com.mx and www.grupotmm.com. Copies of this document can be obtained at the request of any investor through a request to the responsible for the relationship with investors, Mr. Mauricio Monterrubio, telephone +52 (55) 5629-8866, e-mail mauricio.monterrubio@tmm.com.mx, with domicile in Avenida de la Cuspide No. 4755, Colonia Parques del Pedregal, C.P. 14010, Mexico City.

Registration in the National Securities Registry does not imply certification on the goodness of the values, the creditworthiness of the Issuer, or about the accuracy or veracity of the information contained in this declaration nor does it validate the acts which, in his case, have been carried out in contravention of the laws.

Table of Content

1.	GLOSSARY OF TERMS AND DEFINITIONS

2.	EXECUTIVE SUMMARY

3.	DETAILED INFORMATION ON THE TRANSACTION

4.	INFORMATION RELATING TO EACH OF THE PARTIES

INVOLVED IN THE TRANSACTION12

a)            Grupo TMM, S.A.B. 12
b)            TTM, S.A. 15

5.	RISK FACTORS

6.	SELECTED FINANCIAL INFORMATION

7.	SIGNIFICANT CONTRACTS.

8.	RESPONSIBLE PARTIES

9.	ANNEX

A.            Opinion of the external auditor to be on the basis of preparation of proforma financial information and Corporate Restructuring. 2

1.	Glossary of Terms and Definitions

As used in this leaflet, the terms listed below, shall have the following meanings (which shall be equally applied to the singular and the plural of these terms):

Term	Definition

"ADRs"	Means the securities denominated American Depositary Receipts (for its acronym in English), referring to the CPOs.
"BMV"	Means the Mexican Stock Exchange, (Bolsa Mexicana de Valores, S.A.B. de C.V.)
"CNBV"	Means the National Banking and Securities Commission.
"CPOs"	Means the 64,089,980 ordinary participation certificates issued by the Neutral Investment Master Trust, which are relate to shares of the social capital of the Company.
"Merger"	Has the meaning of such term is attributed in the cover page of this booklet.
"Leaflet"	Means this informative leaflet on Corporate Restructuring, consisting of the Merger.
"Grupo TMM" or "Company"	Means Grupo TMM, S.A.B.
"IFRS"	Means the International Financial Reporting Standards or International Financial Reporting Standards, issued by the International Accounting Standards Board (IASB, by its acronym in English).
"OTC"	Means the listing in the over-the-counter market in New York, "Over the Counter" (for its acronym in English).
"RNV"	Means the National Securities Registry
"TTM "	Means Transportación Trasatlántica Mexicana, S.A.

2.	Executive Summary

Participants	Function
Grupo TMM, S.A.B.	Merged and is extinguished
Transportación Trasatlántica Mexicana, S.A.	Merging and subsists

Description of the Company

Grupo TMM was constituted on August 14, 1987, in accordance with the Mexican laws. Dated December 20th, 2006, its bylaws were amended to adjust them to the provisions of the new Securities Market Act.

Its main offices are located in the Avenida de la Cuspide No.4755, Colonia Parques del Pedregal, 14010 Mexico City, Mexico, and our phone number is +52-55 -5629-8866. The address of the Internet web site of Grupo TMM is www.grupotmm.com.

The Company is a shareholding Company, whose principal asset is the participation in the social capital of a group of companies that perform operations of integral logistics and transport, offering specialized maritime services, administration of ports and terminals and integral logistics services to international and domestic customers.

Account with the following business segments:

(i)	Maritime operations - maritime transport services and repair of ships;
(ii)	Operations of ports and terminals - activities of maneuvers and maritime agency in the Mexico main ports as well as the development of projects related to the energy reform;
(iii)	Logistics operations - consulting, analysis and contracting services of logistics.

The transaction will consist in the Merger of the Company with:

▪	Transportación Trasatlántica Mexicana, S.A.

Description of TTM

It is a limited liability company formed in accordance with the Mexican laws, dated October 20th, 2014.

TTM is a newly created Company, whose main purpose will be to a shareholding Company of the shares of the subsidiaries of Grupo TMM.

The main shareholders of TTM in turn are shareholders of the Company.

Relevant aspects of the Corporate Restructuring

The Company intends to carry out the capitalization, which among other things requires the implementation of a Corporate Restructuring.

The Corporate Restructuring is to carry out the Merger, in which Grupo TMM will cease to exist as a society and TTM will subsist as a merging corporation.

The Merger will take effect three months after the registration of the Merger agreement in the Public Registry of Commerce.

With this Merger, TTM will replace the Company to universal title in the totality of the rights and obligations of Grupo TMM and this aforementioned will be transmitted to TTM the totality of its heritage to universal title without reservation or limitation.

Each current shareholder of Grupo TMM will receive a Series "A" share, ordinary, nominative without expression of nominal value, representative of the fixed part without right to withdrawal of the social capital of TTM, per 2.0 shares of Grupo TMM of who is the holder. Therefore, the dilutive effect will be of 0.000006%.

The governing, administrative and in general all the organizational bodies and corporate structure of Grupo TMM will subsist in the merging company TTM, therefore, this situation does not generate any change of relevance.

In parallel with the above, TTM will issue convertible bonds into common stock of TTM up to the amount of $4,600,000,000 (four thousand six hundred million pesos M.N.), same that, once they are converted into shares, in accordance with the conversion periods, will be registered in the National Securities Registry and publicly offered through the Mexican Stock Exchange, S.A.B. de C.V. in order to capitalize the Company.

The maximum amount of bonds that is intended to issue is up to $4,600,000,000 (four thousand six hundred million pesos M.N.), however, is not certain how many bonds are to be subscribed. It is considered that the conversion of bonds into shares is carried out in a partial way for up to a period of ten years from the date of its issuance by each $39.10 pesos in value of bonds issued the holders shall have the right to receive a share of TTM (by that time is already merged with the Company and will be called GTMM).

3.	Detailed information on the transaction

The Corporate Restructuring that is described in this leaflet is to carry out the Merger of the Company, as merged society it is extinguished, with TTM as merging and that remains.

On August 31st, 2016, an extraordinary general meeting of shareholders of the Company has been set. This notice was published in the "Reforma" newspaper on August 15th, 2016, for the purpose of approving among other things, the capitalization outline described.

In terms of article 224 of the General Law of Mercantile Companies the Merger may not take effect until three months after enrollment in the Public Registry of Commerce.

On the date on which the Merger has taken effect, TTM will acquire and assume to universal title, without reservation or limitation, all the assets, shares and rights, as well as liabilities, obligations and responsibilities of any nature and, in general, the entire heritage of Grupo TMM, becoming part of the heritage of TTM, without any reservation with everything in fact or by law appropriate to it. Therefore, on that date, TTM be subrogated automatically in all rights, liabilities and obligations that correspond to Grupo TMM with prior and subsequent to the Merger, by which it is bound explicitly to the payment of the same.

Once the Merger takes effect: (i) Each shareholder of Grupo TMM will receive a Series "A" share, ordinary, nominative without expression of nominal value, representative of the fixed part without right to withdrawal of the social capital of TTM, per 2.0 actions of Grupo TMM of who is the holder; and (ii) the Company will carry out the enrollment update in the RNV that maintains the CNBV and the listing on the BMV of their values.

See table of shareholder structure in brief summary of the Corporate Restructuring.

The Corporate Restructuring aims to undertake the capitalization of the Company, through the implementation of certain corporate events, with the aim of improving the debt/capital in its balance sheet and reducing the financial burden allowing the Company to grow with flow own. For purposes of the above, TTM will issue bonds convertible into shares of TTM until in the amount of $4,600,000,000 (four thousand six hundred million pesos M.N.), same that, once they are converted into shares, in accordance with the conversion periods to be laid down to that effect in the minutes of issue relevant, will be registered in the National Securities Registry and publicly offered through The Mexican Stock Exchange, S.A.B. de C.V. in order to capitalize the Company.

The maximum amount of obligations that is intended to issue is $4,600,000,000 (four thousand six hundred million pesos M.N.), however, is not certain how many obligations are to be subscribed. It is laid down that the conversion of bonds into shares is carried out in a manner partial during a period of up to ten years counted from the date of its issuance by each $39.10 pesos in value of bonds issued, holders shall have the right to receive an action of TTM (by that time is already merged with the Company and will be called GTMM).

Accounting Treatment

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS" or "IFRS" by its initials in English), issued by the International Accounting Standards Board ("International Accounting Standards Board" or "IASB").

Corporate Restructuring

The acquiring institution (TTM) recognizes identifiable assets acquired and liabilities assumed through the Merger, regardless of whether they were recognized in the consolidated financial statements of the acquiring entity prior to the acquisition. The assets acquired and liabilities assumed generally are measured at their fair market values at the date of acquisition. Payment transferred by the acquirer is considered as equity interests issued by that acquirer. Acquisition costs are expensed as incurred.

In the case of this Merger in which the consideration corresponds to the interests of capital issued by the acquiring institution and the latter is a pure holding entity, the fair value of the consideration will be defined based on the fair value of the shares of the acquired Company (Grupo TMM).

The commercial credit is determined after the individual recognition of intangible identifiable assets. It is calculated as the surplus of the sum of: (a) the fair value of the transferred payment, and (b) the amount recognized for any non-controlling stake in the acquired entity, on the fair market values at the date of acquisition of the net identifiable assets.

Mandatorily convertible bonds into shares

The issuer of a financial instrument is classified in its entirety or in each one of its members, at the time of initial recognition as a financial liability or equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of a financial liability and an equity instrument.

The bonds mandatorily convertible into shares are classified as heritage in virtue of that: i) the instrument does not incorporate a contractual obligation to deliver cash or another financial asset or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer, and (ii) the instrument will or may be settled with the instruments of its own assets of the issuer.

Tax Consequences

The following is a summary of the main tax consequences that might arise from the Merger of the Company. This summary is not intended to be an exhaustive description of all the tax provisions that may be relevant to the holders of the securities of the Company.

In accordance with the Fraction IX of article 14 of the Mexican Federal Fiscal Code, is understood by disposal of assets, you perform, among others, by merging except in the cases referred to in Article 14-B of the said order.

For the purposes of income tax, the Fraction IV Article 18 of the same law, provides that it shall not be considered to be cumulative income the gain resulting from a Merger of companies, provided they comply with the requirements laid down in Article 14-B of the Mexican Federal Fiscal Code.

In this context it is not considered that there is alienation of property for tax purposes by those goods to be transmitted by Grupo TMM to TTM with reason of the Merger, fulfilled the requirements identified in the fraction I of article 14-B of the  Federal Fiscal Code of Mexico.

Expenditure and Financing

The Company only shall incur the expenditure incurred on the occasion of the Capitalization, and that will be assumed by Grupo TMM with own resources and do not require any financing to carry out the planned Corporate Restructuring in this leaflet.

Expenses related with Capitalization
millions of pesos

Financial Advisor	67.2
Legal Fees	4.5
Publications	0.1
Registration RNV	4.5
BMV	0.7
CNBV	3.0
Other expenses	1.0
Total	80.9

Note: Figures estimated based on quotes for similar transactions in the market and under the assumption that carry out the subscription of all the obligations referred to in this leaflet.

4.	Information concerning each of the parties involved in the transaction

a) Grupo TMM, S.A.B.

•	Name of the Issuer

Grupo TMM, S.A.B.

•	Business Overview

The Company is a holding Company of shares, whose principal asset is the participation in the social capital of a group of companies that perform operations of integral logistics and transport, offering specialized maritime services, administration of ports and terminals and integral logistics services to international and domestic customers. Account with the following business segments:

(i)
Maritime Operations - the division of maritime operations with a fleet of 41 boats and 2 floating docks that operate in the following segments: (i) suppliers, segment dedicated to the logistical support services in the exploration and production activities of the oil industry in the Campeche sound; ii) tankers, segment dedicated to the transport of petroleum products in international traffic and coastal shipping; (iii) Parcel Tankers, segment dedicated to the transport of petrochemicals between the ports of the Gulf of Mexico and the United States: (iv) tugs, through a partial assignment of rights granted by the API (Integral Port Administrator) of Manzanillo, provides the services Of trailer in the port; also, attends to the boats that scale in the terminals of LNG (Liquefied Natural Gas) and LPG (Liquefied Petroleum Gas) located in the port of the lagoon of Cuyutlán, Colima , and v) Shipyard, devoted to services of maintenance, repair, conversion and construction marina in the port of Tampico.

(ii)
Operations of Ports and Terminals -- This Division focuses its activities and operations in: (i) cruise terminal and automobiles in the port of Acapulco; ii) services of delivery/reception and storage of general cargo in the terminal of Tuxpan; (iii) stevedoring services in the port of Tampico;  (iv) services of port agency with a presence in 23 ports of Mexico and, v) development of projects related to the energy reform such as the construction of storage infrastructure, transportation and distribution of refined petroleum products from Tuxpan toward the center of the country.

(iii)
Logistics Operations - Provides logistics services dedicated to large manufacturers, including the automotive industry and retailers with facilities and operations in all of Mexico. Offers full-service logistics services in the main industrial cities and central railway in all of Mexico. The services offered include consulting, analysis and recruitment services of Logistics (outsourcing), which cover the administration of the movement of entry of parts to the manufacturing plants, which consist in inventory planning practices just-in-time; analysis of logistics network (cycle-order); design information processes Logistics; intermodal transport, storage and facilities management and customs warehouses; management of logistics and supply chain management; product and repackaging or repacking, prior to the local assembly, specialized workshops on the maintenance and repair of maritime and intermodal equipment in the main ports and terminals in Mexico. Due to the breadth of the operations, the scope of the expertise and resources, the Company believes that it is in a unique position to coordinate the entire supply chain of its customers.

Below the main subsidiaries of Grupo TMM and a brief description

Subsidiary	Operation
TMM División Marítima, S.A. de C.V.	Ships Suppliers, tankers, tugs
Transportación Marítima Mexicana, S.A. de C.V.	Tank ships, ships sharecroppers, Ships Suppliers, tugs, Shipping Agency
TMM Parcel Tankers, S.A. de C.V.	Ships Sharecroppers
Inmobiliaria Dos Naciones, S. R.L. DE C.V.	Shipyard
TMM Logistics, S.A. de C.V.	Logistics
Administración Portuaria Integral de Acapulco S.A. de C.V.	Ports and Terminals
Prestadora de Servicios MTR, S.A. de C.V.	Ports and Terminals
Operadora Portuaria de Tuxpan, S.A. de C.V.	Maneuvers
TMM Risk Management, S.A. de C.V	Insurance Agent
Inmobiliaria TMM, S.A. de C.V.	Real Estate
Almacenadora de Depósito Moderno, S.A. de C.V.	Storage

•	Recent developments

There are no events that reveal after the last quarterly report

•	Shareholder structure:

Serrano Segovia Family	37,704,693	36.90%
Alemán Family	8,333,333	8.16%
Trusts	959,510	0.94%
Neutral Trust (NaFin)	24,226,046	23.71%
Great public investor	30,959,259	30.30%
Total shares	102,182,841	100.00%

For more information on the Company, please see the Annual Report of 2015, submitted by Grupo TMM to the BMV and the CNBV on April 30,  2016. This information is available to the general public on the Internet page of the BMV, the CNBV and the Company at the following addresses: www.bmv.com.mx, www.cnbv.gob.mx and www.grupotmm.com.

b)           TTM, S.A.

•	Name

Transportación Trasatlántica Mexicana, S.A.

•	Business Overview

TTM is a holding Company of shares. Subsequent to the Merger, it will be the holding Company of the shares of the current subsidiaries of Grupo TMM.

•	Shareholder Structure

The shareholder structure of TTM, currently consists of the following way:

	Series A
Vex Corporate Advisors S.A.P.I. DE C.V.	9	90.00%
Jose Francisco Serrano Segovia	1	10.00%
Total actions.	10	100.00%

The shareholder structure, once the Merger shall be comprised of the following way:

	Current		New
Serrano Segovia Family	37,704,693	36.90%	18,852,351	36.90%
Alemán Family	8,333,333	8.16%	4,166,666	8.16%
Trusts (employees)	959,510	0.94%	479,755	0.94%
Neutral Trust (NaFin)	24,226,046	23.71%	12,113,023	23.71%
Great public investor	30,959,259	30.30%	15,479,629	30.30%
Total Shares	102,182,841	100.00%	51,091,424	100.00%

5.           Risk Factors

Controlling Shareholder

Certain members of the Serrano Segovia Family effectively control the administration and the decisions of the shareholders to be owners of the majority of the voting shares and their interests may differ from the interests of the other shareholders.

Opposition on the part of Creditors

Grupo TMM would require the consent of any third party. It is possible that the Company does not obtain the consent or the get after a considerable period of time.

In accordance with the General Companies Act, the Merger full effect once on the expiry of three months from the registration of the Merger agreements in the Public Registry of Commerce and without that has been presented opposition of its(s) creditor(s).

In connection with such opposition, is suspended temporarily the Merger until there is a final judicial resolution in the sense that the opposition is unfounded.

After that time, any creditor can oppose the Merger.

Future estimates

The different information to the historical information that is included in the present statement reflects the perspective of the Company in connection with future events, and may contain information about financial results, economic situations, trends and uncertainties. These factors are not the only ones, those who as of the date of this are unknown or those who are not currently perceived as relevant, that materialize in the future, could have a significant adverse effect on liquidity, operations or financial situation of the Issuer.

6.           Selected Financial Information

Consolidated statement of proforma financial position of TTM after the Merger and the issuance of $4,480 million pesos of bonds
Millions of pesos

		Effects of
	TTM	Merger	Conversion	Proforma

Current Assets	0.01	2,581.9	0.05	2,582.0
Net Fixed Asset		9,239.2		9,239.1
Other Assets		2,110.5		2,110.5
Total assets	0.01	13,931.6	0.05	13,931.7

Suppliers and other short time liabilities		819.5		819.5
Loans and banking credits		888.9		888.9
Stock trust certificates		9,724.3	(4,000.0)	5,724.3
Other liabilities		436.3		436.3
Total liabilities	-	11,869.0	(4,000.0)	7,869.0

Capital, retained earnings and other capital accounts	0.01	1,997.7	0.05	1,997.7
Premium for issuance of bonds			(480.0)	(480.0)
Convertible bonds			4,480.0	4,480.0
Minority interest		64.9		64.9
Total stockholders’ equity	0.01	2,062.6	4,000.1	6,062.7

Total Liability and stockholders’ equity	0.01	13,931.6	0.05	13,931.7

Note:
1) The Income Statement and Cash Flow Proforma remain unchanged from current.
2) See Section 9: Appendix "Opinion from external auditor on the basis of preparation of the pro forma financial information and quantification of the corporate structuring”.

7.	Relevant Contracts

The Company has not recently held any relevant contract.

8.	Responsible parties

Grupo TMM, S.A.B.

The undersigned, declare under oath that, to the best of our abilities, prepare the information relating to the Issuer contained in this leaflet, which, to the best of our knowledge, reasonably reflects their situation. We should also like to express that we are not aware of relevant information that has been ignored or distorted in this leaflet or that the same contains information that could mislead investors.

/s/ José F. Serrano Segovia
José F. Serrano Segovia
CEO

/s/ Benjamin Ampudia Alvarez
Benjamin Ampudia Alvarez
CFO and Management Director

/s/ Marco A. Martínez Avila
Marco A. Martinez Avila
Legal Director

9.	Annex

A.	Opinion of the external auditor to be seen on the basis of preparation of the pro forma financial information and the quantification of the Corporate Restructuring.

Pro forma financial information and report of the

Independent Public Accountants on the compilation of pro forma financial information included in the information leaflet on the corporate restructuring

Transportación Trasatlántica Mexicana, S.A. de C.V.

June 30, 2016

Content

-Report of the Independent Public Accountants on the compilation  Pro forma financial information

-Consolidated statement of pro forma financial position

-Notes to the consolidated statement of pro forma financial position

Report of the Public Accountants

Independent on the compilation of pro forma financial information included in the information leaflet on the corporate restructuring

To Shareholders of

Transportación Trasatlántica Mexicana, S.A. de C.V.:

We have concluded our assurance work to inform on the compilation of the pro forma financial information of Transportación Trasatlántica Mexicana, S.A. de C.V. (TTM or company), which includes the consolidated pro forma financial position as at June 30, 2016 and other explanatory information (together 'pro forma financial information'), which is attached as part of the information leaflet on the corporate restructuring as required by the National Banking and Securities Commission (CNBV). The criteria on the basis that TTM has compiled the pro forma financial information are described in Note 3 (criteria).

The pro forma financial information has been prepared by the Administration to illustrate the impact of the pro forma adjustments described in Note 3 on the financial position of TTM to June 30, 2016, as if the events and transactions that gave rise to such adjustments had taken place at June 30, 2016. As part of this process, the information on the financial position of TTM has been removed by the Administration, sources detailed in Note 3.

Responsibility for the administration by the pro forma financial information
The Administration is responsible for the compilation, preparation and fair presentation of this pro forma financial information, as well as the source of the criteria used in accordance with the basis of preparation described in note 3, as well as of internal control that the Administration found necessary for the preparation of the pro forma financial information is perform error-free materials, due to fraud or error.

The responsibility of the independent public accountant
Our responsibility is to express an opinion, as required by the CNBV and based on our assurance work, on whether the pro forma financial information has been compiled, in all material respects in accordance with the Basis of presentation described in Note 3.

We have carried out our assurance work, in accordance with the International Standard of assurance work "ISAE 3420 Work of assurance for reporting the compilation of pro forma financial information included in a prospectus", issued by the International Council of Audit Standards and Quality Assurance. This standard requires that we comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the administration of the company has compiled, in all material respects, the pro forma financial information on the basis described in Note 3.

For the purposes of this work, we are not responsible for updating or reissue any report or opinion on the historical financial information used in the compilation of the pro forma financial information, nor have we, in the course of this work, performed an audit or review of the financial information used in the compilation of the pro forma financial information.

The purpose of the pro forma financial information included in the information leaflet on the corporate restructuring is only to illustrate the impact of events and significant transactions on the financial information does not set of TTM as if the events had occurred or the transactions had been made prior to the date selected for the purposes of illustration. Consequently, we do not provide any assurance that the actual result of events and transactions have occurred and have been carried out these to June 30, 2016, had been as have been presented in the consolidated statement of pro forma financial position as at June 30, 2016.

A assurance work to report on whether the pro forma financial information has been compiled, in all material respects, in accordance with the criteria applicable involves performing procedures to validate whether the applicable criteria used by the management of the company in the compilation of the pro forma financial information provide a reasonable basis for the presentation of the significant effects directly attributable to the events and transactions, and to obtain sufficient and appropriate evidence on whether:

•	The corresponding pro forma adjustments give an effect appropriate to these criteria used, and

•	The pro forma financial information reflects the proper application of adjustments to the historical financial information audited not.

The work also involves the assessment of the submission of the pro forma financial information as a whole

The procedures selected depend on the judgment of the independent public accountant, based on their understanding of the company, the nature of the events and transactions, with regard to the pro forma financial information that has been compiled, and other relevant circumstances of the work.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

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In our opinion, the pro forma financial information of Transportación Trasatlántica Mexicana, S.A. de C.V., to June 30, 2016 has been compiled, in all material respects, in accordance with the criteria described in Note 3.

Limitation and restriction of use
The pro forma financial information has been prepared by the company to comply with the requirements of the CNBV in relation with the corporate restructuring that is described in Note 1. Therefore, the pro forma financial information may not be appropriate for another purpose. On the other hand our report is issued only to satisfy the requirements of the CNBV, consequently, cannot be used, or you can reference for another purpose, or in a different jurisdiction to, or outside, the State states of Mexico.

SALLES, SAINZ - GRANT THORNTON, S.C.

/s/ Esteban Uriostegui Bárcenas
C.P.C. Esteban Urióstegui Bárcenas

Mexico City, Mexico 15 August 2016

Consolidated statement of pro forma financial position

At June 30, 2016

(Figures expressed in thousands of pesos)

		Pro forma adjustments
	Figures basis	Effects of	Effects of	Figures
	not audited	Fusion	Emission of Obligations	Pro forma
Current Assets
Cash and cash equivalents	$10.00	$926,435.00		$926,445.00
Accounts receivable from customers, net		982,992.00		982,992.00
Other accounts receivable, net		313,621.00		313,621.00
Materials and Accessories		126,288.00		126,288.00
Advance Payments		48,442.00		48,442.00
Assets classified as held for sale		184,204.00		184,204.00
Adds the current assets	10.00	2,581,982.00	0.00	2,581,992.00
Circulating not		9,239,146.00		9,239,146.00
Other assets not circulating		2,110,492.00		2,110,492.00
Sum the non-current assets	0.00	11,349,638.00	0.00	11,349,638.00
Sum the active	$10.00	$13,931,620.00	$0.00	$13,931,630.00
Passive
Short Term
Financial debt		$673,839.00		$673,839.00
Suppliers		258,092.00		258,092.00
Accounts payable and accrued expenses		504,977.00		504,977.00
Liabilities related to assets classified as held for sale		56,449.00		56,449.00
Sum the short-term liabilities	0.00	1,493,357.00	0.00	1,493,357.00
Long Term
Trust Stock certificates		9,939,409.00	(4,000,000.00)	5,939,409.00
Other long-term liabilities		218,177.00		218,177.00
Deferred Income Tax		218,080.00		218,080.00
Sum the long-term liabilities	0.00	10,375,666.00	(4,000,000.00)	6,375,666.00
Sum Liabilities	$0.00	$11,869,023.00	$(4,000,000.00)	$7,869,023.00
Shareholders' investment
Social Capital	$10.00	$2,216,733.00		$2,216,743.00
Obligations mandatorily convertible into shares			4,480,000.00	4,480,000.00
Premium in issuing bonds mandatorily convertible into shares			(480,000.00)	(480,000.00)
Accumulated losses		(4,276,517.00)		(4,276,517.00)
Other components of capital		4,057,459.00		4,057,459.00
Non-controlling stake		64,922.00		64,922.00
Sum the shareholders' investment	$10.00	$2,062,597.00	$4,000,000.00	$6,062,607.00
Total liabilities and shareholders' investment	$10.00	$13,931,620.00	$0.00	$13,931,630.00

Notes to the consolidated statement of pro forma financial position

At June 30, 2016

(Figures expressed in thousands of pesos, except values per action)

1        General Information

Transportación Trasatlántica Mexicana, S.A. de C.V. ("TTM" or the "Company") is a Mexican company whose main objective, once the restructuring corporate, will be the provision of multimodal transport services and logistics to selected clients throughout Mexico. These activities will be grouped in the following  service lines:

•
Specialized marine: includes specialized maritime offshore, maritime transport of petroleum products and petrochemicals, towing boats and other complementary activities to the business of maritime transport.

•
Ports and terminals: correspond to shipping agency services, loading, unloading and storage of goods in land and maritime terminals, maintenance and repair of containers and railway wagons and the development of projects related to the energy reform.

•	Logistics: considers the operation and management of storage warehouses.

TTM has its domicile in Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Tlalpan Delegation, C. P. 14010, Mexico City. Also an important part of its activities relating to the division of  specialized marine will be carried out in Street 55 No. 2 Col. Electriciastas C.P. 24120 Cd. Del Carmen, Campeche.

Description of the corporate restructuring and emitted6n of convertible debt obligations

In general extraordinary shareholder of Grupo TMM, S.A.B. ("Grupo TMM") to be held on 31 August 2016, shall be submitted to consideration of the shareholders of the approval of a scheme of capitation6n of Grupo TMM that among others will require the implementation of a corporate restructuring.

The corporate restructuring shall be to carry out the merger6n of Grupo TMM in its character of society merged with TTM in its character of society merging (the "Fusi6n"). Derived from the Fusi6n all the assets, shares and rights, as well as liabilities, obligations and responsibilities of any nature and, in general, the entire heritage of Grupo TMM will enter the heritage of TTM, on the understanding that once merged, TTM will change its denomination6n social to Grupo TMM.

Once that takes effect Fusi6n: (i) Each shareholder of Grupo TMM will receive an action6n Series "A", ordinary, nominative without expression6n of nominal value, representative of the fixed part without right to withdrawal of the social capital of TTM, by 2.0 shares of Grupo TMM of who is the holder; and (ii) the company should carry out the cancellation6n enrollment6n in the National Securities Registry ("RNV") that maintains the Commission6n National Banking and Securities the listed in the Mexican Stock Exchange , S.A.B. de C.V. of their values.

The actions TTM will be registered in the RNV, so that the current Shareholders of Grupo TMM will receive titles of actions of TTM, once merged, duly registered in the RNV. The rights and characteristics of the shares of TTM, will be substantially equal to the rights that currently have the Shareholders of Grupo TMM.

In parallel with the above, TTM will perform a emission6n of convertible bonds of TTM for up to the amount of $4,600,000, same that, once they are converted into shares, in accordance with the periods of conversion to be laid down to that effect in the act of issuing6n thereon shall be entered in the National Register of values and contribute to through the Mexican Stock Exchange, S.A.B. de C.V.

It is laid down that the conversion of bonds into shares is carried out in a manner partial during a period of up to ten years counted from the date of issuing6n, for every $39.10 pesos in value of bonds issued, holders shall have the right to receive an action6n of TTM (by that time is already merged with the company and will be called GTMM). The effect of the capitation dilutorio6n of the obligations, if achieved a subscription6n of $4,600,000, in obligations, within 10 years, could be up to 74.7%.

2 Basis of presentation of the consolidated statement of pro forma financial position

On the occasion of the corporate restructuring and the issuance of convertible debt obligations, the company requires the submission of the consolidated statement of pro forma financial position as at June 30, 2016, prepared in accordance with International Financial Reporting Standards ("IFRS" or "IFRS" by its acronym in English), issued by the International Accounting Standards Board ("International Accounting Standards Board" or "IASB").

The consolidated statement of pro forma financial position as at June 30, 2016, was prepared as if the corporate restructuring and the issuance of convertible debt obligations had occurred at the June 30, 2016.

3 pro forma adjustments

In order to reflect in the consolidated statement of pro forma financial position the effects of corporate restructuring and issuance of convertible debt obligations, were made certain adjustments proforma as follows:

3.1 Corporate Restructuring

This setting corresponds to the effect of the merger as follows:

Pro forma Adjustment
Total assets	$ 13,931,620
Total liabilities	11,869,023
Effect on the investment of the Shareholders	$ 2,062,597

The acquiring institution (TTM) recognizes identifiable assets acquired and liabilities assumed through the merger, regardless of whether they were recognized in the consolidated financial statements of the acquiree prior to the acquisition. The assets acquired and liabilities assumed generally are measured at their fair values at the date of acquisition. The payment transferred by the acquiring institution is considered as the interests of capital issued by the acquirer. The acquisition costs are recorded in results as they are incurred.

In the case of this merger where the consideration corresponds to the interests of capital issued by the acquiring institution and the latter is a pure holding entity, the fair value of the consideration will be defined based on the fair value of the shares of the acquired company (Grupo TMM).

The commercial credit is determined after the individual recognition of intangible assets identifiable. It is calculated as the surplus of the sum of: (a) the fair value of the consideration (interests of capital issued by the acquiring institution), and (b) the amount recognized for any non-controlling stake in the acquired entity, on the fair values at the date of acquisition of the net identifiable assets.

3.2 issuance of obligations mandatorily convertible into shares

This setting corresponds to the effect of the subscription of obligations mandatorily convertible into shares for the amount of $4,480,000, from the issuance of obligations described above up to a total of $4,600,000, as follows:

                                  Pro forma Adjustment
Obligations mandatorily convertible into shares                                                                      $4,480,000

           Premium in issuance of obligations                                                                                               (480,000)

Effect on the investment of the Shareholders                                                                             $4,000,000

The issuer of a financial instrument is classified in its entirety or in each one of its members, at the time of initial recognition as a financial liability or equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of a financial liability and an equity instrument.

The obligations mandatorily convertible into shares are classified as heritage in virtue of that: i) the instrument does not incorporate a contractual obligation to deliver cash or another financial asset or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer, and (ii) the instrument will or may be settled with the instruments of its own assets of the issuer.

TTM shall conclude a contract of trust which will aim at the exchange of stock certificates issued by a subsidiary of Grupo TMM (slate TMMCB key10 on the Mexican Stock Exchange) of which they are the holders certain holders by obligations mandatorily convertible into shares at market price.
The adjustment consists in recognizing an account within the equity that reflects the obligation of forced exchange by the actions of the company with the consequent decline of financial liabilities related to the stock certificates.